Exhibit 99.1

Tiziana Life Sciences to Participate in BIO-Europe 2024 to Discuss Recent Clinical Advancements, Including Positive GLP-1 Combination Study Data

NEW YORK, November 1, 2024 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced its participation in the BIO-Europe 2024 conference, taking place November 4-6 in Stockholm, Sweden. As part of the conference’s partnering meetings, Tiziana will engage with industry leaders, potential collaborators, and investors to discuss recent clinical progress, including data from its combination study involving Ozempic, a GLP-1 agonist.

The BIO-Europe conference provides a prestigious platform for Tiziana to highlight its strategic advancements to the biopharma community, as well as to expand its partnerships aimed at accelerating the development of its therapeutic pipeline. Key representatives from Tiziana will be available for discussions and will share data from our anti-CD3 and Ozempic combination study, which investigates the potential for enhanced therapeutic effects in targeted conditions. This latest clinical update aligns with Tiziana’s commitment to advancing therapies that address significant unmet medical needs.

“The BIO-Europe conference offers an ideal opportunity to highlight our latest clinical findings, including the positive data from our GLP-1 combination study,” said Ivor Elrifi, CEO of Tiziana Life Sciences. “We will be engaging with prospective partners in Stockholm to explore collaborations that will further accelerate our mission of delivering groundbreaking therapies to patients worldwide. We look forward to further advancing our Phase 2 studies following on from the closing of a successful fundraise.”

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program with either an improvement or stability of disease seen within 6 months in all patients. The FDA has recently allowed an additional 20 patients to be enrolled in this EA program. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development, binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been observed in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com